SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

       For the fiscal year ended    December 31, 2002
                                 -----------------------------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

       For the transition period from                   to
                                      ------------------   ---------------------


Commission file number    333-26965
                       -----------------------------------

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

         Commerce Bancorp, Inc. 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Commerce Bancorp, Inc.
                  1701 Route 70 East
                  Cherry Hill, NJ 08034-5400
                  (856) 751-9000

                  Commerce Bancorp, Inc. 401(k) Retirement Plan

                 Financial Statements and Supplemental Schedule


         Years ended December 31, 2002 and 2001




                                    Contents

Report of Independent Auditors.............................................1

Audited Financial Statements
----------------------------

Statements of Assets Available for Benefits................................2
Statements of Changes in Assets Available for Benefits.....................3
Notes to Financial Statements..............................................4


Supplemental Schedule
---------------------

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)............11

Signatures................................................................12

Exhibit Index.............................................................13

                         Report of Independent Auditors

Board of Directors
Commerce Bancorp, Inc.

We have audited the accompanying statements of assets available for benefits of the Commerce Bancorp, Inc. 401(k) Retirement Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


/s/ Ernst & Young LLP
Philadelphia, Pennsylvania

June 20, 2003

                  Commerce Bancorp, Inc. 401(k) Retirement Plan

                   Statements of Assets Available for Benefits



                                                       December 31
                                                2002                2001
                                         ---------------------------------------

Assets
Investments, at fair value               $127,587,195            $ 52,607,334
Contributions receivable:
   Participant                                321,137                 230,893
   Employer                                   660,742                 572,942
                                      ---------------------------------------
                                              981,879                 803,835
                                      ---------------------------------------
Assets available for benefits            $128,569,074            $ 53,411,169
                                      =======================================


See accompanying notes.


                  Commerce Bancorp, Inc. 401(k) Retirement Plan

             Statements of Changes in Assets Available for Benefits



                                                                           Year ended December 31
                                                                          2002                2001
                                                                   ----------------------------------------

Additions:
   Contributions:
    Participant contributions                                          $  6,939,753            $  5,331,117
    Employer match contributions                                          2,645,179               2,093,100
    Rollovers and transfers in from other plans                           1,456,831               1,088,663
    Consolidation of Commerce Bancorp, Inc. ESOP assets                  65,944,305                       -
                                                                   ----------------------------------------
   Total contributions                                                   76,986,068               8,512,880

   Investment income:
    Net appreciation in
     fair value of investments                                            4,506,196                 635,224
    Interest and dividends                                                1,586,767                 674,704
                                                                   ----------------------------------------
   Total investment income                                                6,092,963               1,309,928
                                                                   ----------------------------------------
Total additions                                                          83,079,031               9,822,808

Deductions:
   Benefits paid directly to participants                                 7,820,762               5,593,246
   Other                                                                    100,364                  33,514
                                                                   ----------------------------------------
Total deductions                                                          7,921,126               5,626,760
                                                                   ----------------------------------------

Net increase                                                             75,157,905               4,196,048

Assets available for benefits:
   Beginning of year                                                     53,411,169              49,215,121
                                                                   ----------------------------------------
   End of year                                                         $128,569,074            $ 53,411,169



See accompanying notes.

                  Commerce Bancorp, Inc. 401(k) Retirement Plan

                          Notes to Financial Statements




         December 31, 2002

1.   Description of Plan

The following description of the Commerce Bancorp, Inc. 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan, established April 1, 1997, is a defined contribution plan covering all eligible employees of Commerce Bancorp, Inc. (the Company) who have at least six months of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 2002, the Commerce Bancorp, Inc. Employee Stock Ownership Plan (ESOP) was merged with and into the Commerce Bancorp, Inc. 401(k) Retirement Plan to allow for greater administrative efficiencies. In connection with this merger, $65,944,305 of net assets were transferred into the Plan during January 2002. The net assets of the former ESOP are nonparticipant-directed and are maintained in a separate account (the ESOP Account) for each participant in accordance with the Plan.

Participants of various other employee benefit plans became eligible to participate in the Plan as a result of acquisitions by the Company. The following are net assets of other benefit plans which were transferred into the Plan during 2002 and 2001, respectively:

                                                   2002                2001
                                             -----------------------------------

Sanford & Purvis                                $0.1 million                  -
Business Training                                          -       $0.1 million

Contributions

Each year, participants may contribute up to 15% of pretax annual compensation as defined in the Plan up to maximum IRS limitations. Participants may also contribute amounts representing distributions from other qualified retirement plans. The Company may, but is not obligated to, contribute a matching contribution for the plan year as determined by the board of directors. In 2002 and 2001, the Company provided a matching contribution equal to the employee contribution up to a maximum of 2.5% of the employee's salary. Contributions are subject to certain limitations.

                  Commerce Bancorp, Inc. 401(k) Retirement Plan

1.   Description of Plan (continued)

Contributions (continued)

Participants may direct employer and employee contributions in any of various fund options offered by the Plan or they may elect to open accounts that allow participant-directed investments.

Participant Accounts

Each  participant's  401(k)  account  is  credited  with  (a) the  participant's contributions; (b) Company's contributions; (c) Plan earnings; and (d), is charged with an allocation of administrative expenses if any costs are paid by the Plan. Allocations are based on participant earnings or account balances, as defined. Forfeitures of Company matching contributions arising from breaks in service experienced by participants with less than fully vested interests in the Plan shall be applied as promptly as possible to reduce Company matching contributions. Forfeited employer's contributions of $59,000 were used to offset matching contributions paid in the first quarter of 2003. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Each participant's ESOP Account is credited with an allocation of Plan earnings and an allocation of forfeitures based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. When a participant terminates employment or otherwise suffers five (5) consecutive breaks in service (fewer than 501 hours of service worked per year), all or a portion of his or her nonvested interest may be forfeited. If this happens, the amount forfeited is reallocated among the accounts of the remaining participants as though the forfeited amount was an Employer contribution. At December 31, 2002, 100% of forfeited nonvested accounts had been reallocated to active participants.

Vesting

Participants are immediately vested in their contributions and all investment earnings thereon that have been allocated to their accounts.

                  Commerce Bancorp, Inc. 401(k) Retirement Plan

1.   Description of Plan (continued)

Vesting (continued)

Participants vest in the Company matching contributions (if any) based on the following:

        Participant's Years of Service                        Vested Percentage
        -----------------------------------------------------------------------

        Less than 2                                                  None
        2 but fewer than 3                                            20%
        3 but fewer than 4                                            40%
        4 but fewer than 5                                            60%
        5 but fewer than 6                                            80%
        6 years or more                                              100%

Loans

Participants may borrow funds from the Plan subject to requirements of the Plan. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

Benefits are payable upon retirement, death, disability, or termination of employment. Benefits are distributed to the participant or beneficiary in a lump-sum payment as provided in the provisions of the Plan. Included in assets available for benefits at December 31, 2002 and 2001 is $72,000 and $30,000, respectively, which represents amounts due to participants who have requested withdrawals.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in any previously unvested Company contributions.

                  Commerce Bancorp, Inc. 401(k) Retirement Plan

1.   Description of Plan (continued)

Administrative Costs

Administrative costs of the Plan are paid by the Company, unless the Company elects to have such costs paid by the Plan. For 2002 and 2001, no administrative costs were paid by the Plan.

2.   Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value which is based on net asset value of shares on the last business day of the plan year for pooled accounts and the last available quoted market price for shares of common stock and debt securities. The participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. The cost of investments sold is determined on an average historical cost basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.   Investments

The Plan's pooled accounts are administered by Provident Mutual Life Insurance Company. The Commerce Bancorp, Inc. Common Stock and self-directed accounts are administered by Janney Montgomery Scott. During the years ended December 31, 2002 and 2001, the Plan's investments appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                                                   Year ended December 31
                                                  2002             2001
                                           -------------------------------------

Pooled accounts                                $(2,825,310)         $(1,011,155)
Commerce Bancorp, Inc. Common Stock              7,082,633            1,351,506
Other                                              248,873              294,873
                                           ------------------------------------
                                               $ 4,506,196          $   635,224
                                           ====================================

                  Commerce Bancorp, Inc. 401(k) Retirement Plan

3.   Investments (continued)

Investments that represent 5% or more of the fair value of the Plan's assets are as follows:

                                                                                  December 31
                                                                            2002               2001
                                                                     ---------------------------------------

Commerce Bancorp, Inc. Common Stock                                   $     98,763,727   $     26,075,870
Provident Domestic Aggressive Fund                                                   -          5,216,624
Provident Domestic Moderate Fund                                                     -          2,868,261

4. Nonparticipant-Directed Investments

Nonparticipant-directed investments are the investments in Commerce Bancorp, Inc. common stock previously owned by the ESOP, which were merged into the Plan effective January 1, 2002. Information about the nonparticipant-directed investments in the common stock of the Company and the significant components of changes in those investments is as follows:


Investments, at fair value at January 1, 2002                 $              -
Merger of ESOP assets                                               65,944,305
Dividend income                                                        990,721
Net appreciation in fair value                                       6,153,181
Distributions to participants                                       (2,666,060)
Administrative expense                                                       -
                                                              ------------------
Investments, at fair value at December 31, 2002               $     70,422,147
                                                              ==================

There were no nonparticipant-directed investments in 2001.

                  Commerce Bancorp, Inc. 401(k) Retirement Plan

5.   Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 17, 1998, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan has been amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain the qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

6.   Transactions with Parties-in-Interest

The Plan held 2,285,816 and 662,834 shares of the common stock of the Company at December 31, 2002 and 2001, respectively. The Plan held 7,000 shares of Commerce Capital Trust II preferred shares at December 31, 2002.

During 2002 and 2001, the Plan received $1,391,825 and $367,729, respectively, in dividends from the Company.

                             Supplemental Schedule
                             ---------------------




                  Commerce Bancorp, Inc. 401(k) Retirement Plan

                              Schedule H, Line 4i -
                    Schedule of Assets (Held at End of Year)

         December 31, 2002

                                                Description of investment,
         Identity of issue, borrower,            including maturity date,
           lessor or similar party             rate of interest, collateral,                  Current
                                                  par or maturity value                        value
------------------------------------------------------------------------------------------------------------

Pooled Accounts
Provident Stable Value Fund                   Units of pooled accounts                   $     3,326,020
Provident Global Aggressive Fund                                                               2,002,771
Provident Domestic Aggressive Fund                                                             4,945,143
Provident Domestic Moderate Fund                                                               3,546,201
Provident Domestic Conservative Fund                                                           1,325,669
American Ultra Fund                                                                            1,204,631
Deposit Account                                                                                   14,863
Janus Adviser WW GW Fund                                                                       1,506,722
Fidelity VIP II Contra Fund                                                                    1,482,135
Scudder Equity 500 IX                                                                          1,614,195
                                                                                       ---------------------
Total Pooled Accounts                                                                         20,968,350

Common Stock
+*Commerce Bancorp, Inc.
  (nonparticipant-directed)                   Shares of common stock
                                                                                              70,422,147
*Commerce Bancorp, Inc. (participant-directed)                                                14,344,844
*Commerce Bancorp, Inc. (self-directed)                                                       13,996,736
                                                                                       ---------------------
Total Common Stock                                                                            98,763,727

Self-directed investments                                                                      7,562,395
Loans receivable from participants            Interest  rates  ranging  from  5.25%  to
                                                10.15%                                           292,723
                                                                                       ---------------------
                                                                                         $   127,587,195
                                                                                       =====================

* Party-in-interest to the Plan.
+ The cost associated with the nonparticipant-directed shares is $9,199,906.

"Cost" is not required for participant-directed investments.




                                                                              11



                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  COMMERCE BANCORP, INC. RETIREMENT PLAN 401 (K)


Date: June 30, 2003               By:      /s/ Douglas J. Pauls
                                      --------------------------------
                                           Commerce Bancorp, Inc.
                                           Douglas J. Pauls
                                           Senior Vice President and
                                           Chief Financial Officer

                                  EXHIBIT INDEX


  Exhibit No.              Description
  -----------              -----------

          23.1      Consent of Ernst & Young LLP.

          99.1 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.